                                                                    EXHIBIT (12)
                             CMS ENERGY CORPORATION
                     Ratio of Earnings to Fixed Charges and
                Preferred Securities Dividends and Distributions
                              (Millions of Dollars)

                                              Three Months
                                                     Ended                                Years Ended December 31
                                            March 31, 1998       1997       1996      1995       1994       1993
                                            --------------------------------------------------------------------
                                                        (b)
Earnings as defined (a)
Consolidated net income                              $  45     $ 244       $ 224     $ 195     $ 177       $ 130
Income taxes                                            19       108         137       113        91          62
Exclude equity basis subsidiaries                      (19)      (80)        (85)      (57)      (18)         (6)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $5, $13,
  $5, $4, $2, and $5 million for the three
  months ended March 31, 1998 and for the
  years ended December 31, 1997, 1996,
  1995, 1994 and 1993, respectively                     98       360         313       299       253         247
                                                      ----------------------------------------------------------

Earnings as defined                                  $ 143     $ 632       $ 589     $ 550     $ 503       $ 433
                                                     ===========================================================


Fixed charges as defined (a)
Interest on long-term debt                           $  76     $ 273       $ 230     $ 224     $ 193       $ 204
Estimated interest portion of lease rental               2         8          10         9         9          12
Other interest charges                                  12        49          43        42        30          25
Preferred securities dividends and
  distributions                                         19        67          54        42        36          17
                                                      ----------------------------------------------------------

Fixed charges as defined                             $ 109     $ 397       $ 337     $ 317     $ 268       $ 258
                                                      ==========================================================


Ratio of earnings to fixed charges and
  preferred securities dividends and distributions    1.31      1.59        1.75      1.74      1.88        1.68
                                                      ==========================================================


NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.